Exhibit 99.2

CORPORATE ACCESS NUMBER: 2015413533

Government of Alberta ■

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

SMART TECHNOLOGIES INC.
AMENDED ITS ARTICLES ON 2016/05/06.

BUSINESS CORPORATIONS ACT

Alberta	ARTICLES OF AMENDMENT
1.	Name of Corporation	2. Corporate Access Number
	Smart Technologies Inc.	2015413533
3.	Pursuant to subsection 173(1)(f) of the Business Corporations Act (Alberta), the Articles of the Corporation are hereby amended to consolidate the issued and outstanding Common Shares in the capital of the Corporation on the basis of one (1) post-consolidation Common Share for every ten (10) pre-consolidation Common Shares (the "Consolidation"); provided, however, that no fractional Common Shares will be issued in connection with the Consolidation, and in the event a Shareholder would otherwise be entitled to receive a fraction of a Common Share as a result of the Consolidation, the number of post-Consolidation Common Shares to which such Shareholder is entitled shall instead be rounded to the nearest whole number of post-Consolidation Common Shares.

4. DATE May 6, 2016	SIGNATURE “Matt Sudak”	TITLE Vice President, Legal, General Counsel and Corporate Secretary